UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
JOHNSON CONTROLS INTERNATIONAL PLC

(Full Name of Registrant)

(Former Name if Applicable)

One Albert Quay

(Address of Principal Executive Office (Street and Number))

Cork, Ireland, T12 X8N6

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Johnson Controls International plc (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (the “Annual Report on Form 10-K”) by the prescribed due date because additional time is needed for the Company to compile and analyze information necessary to complete the review and finalization of the Company’s audited financial statements to be included in the Annual Report on Form 10-K. As disclosed in the Company’s current reports on Form 8-K filed on September 27, 2023 and November 13, 2023, the Company experienced disruptions in portions of its internal information technology infrastructure and applications resulting from a cybersecurity incident. The incident was initially detected by the Company during the weekend of September 23, 2023 following outages to certain of the Company’s systems.

The cybersecurity incident caused disruptions to portions of the Company’s systems that support or provide data used in financial reporting. Even though the functionality of these systems has been restored and the associated data has been reconciled and verified, due to the timing and impact of the incident relative to the Company’s September 30, 2023 fiscal year-end, the Company will be delayed in reporting its fiscal 2023 fourth quarter and year-end results. The cybersecurity incident has required significant time and attention by multiple levels of Company management, including financial staff, for the investigation and remediation of the incident, including the restoration of impacted systems and verification of data, which resulted in a prolonged financial close process relating to the Company’s fourth quarter and year-end financial statements. The Company has also been required to devote additional time (i) to complete management's assessment of the effectiveness of internal control over financial reporting and (ii) to complete certain processes and procedures to finalize the Annual Report on Form 10-K. This has directly impacted the Company’s ability to timely file its Annual Report on Form 10-K.

The Company currently intends to file the Annual Report on Form 10-K within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Safe Harbor Statement

The Company has made statements in this filing that are forward-looking and therefore are subject to risks and uncertainties. All statements in this document other than statements of historical fact are, or could be, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "forecast," "project" or "plan" and terms of similar meaning are also generally intended to identify forward-looking statements. However, the absence of these words does not mean that a statement is not forward-looking. The Company cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond its control, that could cause its actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others: the timing, duration and outcome of the Company’s work in connection with completing certain financial statements; additional information regarding the extent of the cybersecurity incident that the Company may uncover during its ongoing investigation; the length and scope of disruptions to the Company’s business operations caused by the incident; the Company’s ability to assess and remedy the incident; and the other factors set forth in in the Company’s Annual Report on Form 10-K for the 2022 fiscal year filed with the Securities and Exchange Commission on November 15, 2022, which is available at www.sec.gov and www.johnsoncontrols.com under the "Investors" tab. Shareholders, potential investors and others should consider these factors in evaluating the forward-looking statements and should not place undue reliance on such statements. The forward-looking statements included in this filing are made only as of the date of this filing, unless otherwise specified, and, except as required by law, the Company assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this filing.

PART IV — OTHER INFORMATION
(1)     Name and telephone number of person to contact in regard to this notification

John Donofrio	414	524-1200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒ Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐  Yes     ☒ No

Please see Part III for information about the cybersecurity incident, which may lead to new disclosures that will appear within the Annual Report on Form 10-K; the Company does not currently expect that there will be a significant change to its results of operations as compared to the comparable periods for the last fiscal year. The Company expects to include disclosures in the Annual Report on Form 10-K further describing the impacts of the cybersecurity incident on the Company’s fourth quarter results and anticipated impacts on future results.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

JOHNSON CONTROLS INTERNATIONAL PLC
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 29, 2023	By	/s/ Olivier Leonetti
Olivier Leonetti
Executive Vice President and Chief Financial Officer